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                           April 29, 2024

       Steven Gallagher
       Chief Accounting Officer
       Brixmor Property Group Inc.
       450 Lexington Avenue
       New York, NY 10017

                                                        Re: Brixmor Property
Group Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Filed February 12,
2024
                                                            Form 8-K
                                                            Filed February 12,
2024
                                                            File No. 001-36160

       Dear Steven Gallagher:

                                                        We have reviewed your
filings and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       8-K filed February 12, 2024

       Exhibit 99.2, page iv

   1. We note your disclosure of net principal debt to adjusted EBITDA, which is a non-GAAP financial measure.
Please revise to include the disclosures required by Item 10(e) of
                                                        Regulation S-K,
including a reconciliation of the components of the ratio to the most comparable GAAP
measures.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
       you have questions regarding comments on the financial statements and related matters.
 Steven Gallagher
Brixmor Property Group Inc.
April 29, 2024
Page 2


FirstName LastNameSteven Gallagher         Sincerely,
Comapany NameBrixmor Property Group Inc.
                                           Division of Corporation Finance
April 29, 2024 Page 2                      Office of Real Estate & Construction
FirstName LastName